EASTMAIN RESOURCES INC.
50 Richmond Street East, Suite 101, Toronto, Ontario M5C 1N7
Tel: (416) 848-7744
Fax: (416) 848-0790

[redacted]

09045502

February 11, 2009

Re: Exemption #82-4421

Office of International Corporate Finance
SECURITIES & EXCHANGE COMMISSION
Room 3094 [3-6]
450 - 5 Street N. W.
Washington, D. C. 20549
U. S. A.

FEB 27 2009
OFFICE OF INVESTOR EDUCATION AND ADVOCACY

<u>Attention:</u> **<u>Office of Applications and Report Services</u>**

SUPPL

SEC Mail Processing Section
FEB 27 2009
Washington, DC
111

Dear Sirs:

<u>Re: Annual and Special Meeting of Shareholders</u>

Enclosed for your files is a copy of the confirmation that the Notice of Record & Meeting Dates has been sent to the Canadian Depository for Securities Limited (CDS) with respect to the calling of an Annual and Special Meeting of Shareholders of the Corporation.

If you have any questions, please do not hesitate to contact the undersigned.

Yours truly,

PROCESSED
MAR 10 2009
THOMSON REUTERS

EASTMAIN RESOURCES INC.

Per: George A. Duguay

GAD/wl
Encl.

dee 3/6

EQUITY
TRANSFER & TRUST COMPANY

Steven Nguyen
Account Manager, Client Services
Telephone: 416.361.0930 ext.252
snguyen@equitytransfer.com

VIA ELECTRONIC TRANSMISSION

February 11, 2009

TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:

RE: EASTMAIN RESOURCES INC.
Confirmation of Notice of Record and Meeting Dates

We are pleased to confirm that Notice of Record and Meeting Dates was sent to The Canadian Depository for Securities.

We advise the following with respect to the *Annual & Special* Meeting of Shareholders for EASTMAIN RESOURCES INC.

1.	ISIN: CUSIP:	CA27743M1068 27743M106
2.	Date Fixed for the Meeting:	April 23, 2009
3.	Record Date for Notice:	March 10, 2009
4.	Record Date for Voting:	March 10, 2009
5.	Beneficial Ownership Determination Date:	March 10, 2009
6.	Classes or Series of Securities that entitle the holder to receive Notice of the Meeting:	Common Shares
7.	Classes of Series of Securities that entitle the holder to vote at the meeting:	Common Shares
8.	Business to be conducted at the meeting:	Annual & Special

Yours Truly,
EQUITY TRANSFER & TRUST COMPANY

Per:

Sarah Mikos
Administrator, Client Services

END